UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number : 000-25579

NATIONWIDE UTILITIES CORP.
(Exact name of registrant as specified in its charter)

2498 West 41st Avenue, P.O. Box 157
Vancouver, British Columbia, Canada V6M 2A5

604-608-5702
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001
(Title of each class of securities covered by this Form)

Not applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule  12g-4(a)(1)             ☒

Rule  12g-4(a)(2)             ☐

Rule  12h-3(b)(1)(i)         ☐

Rule  12h-3(b)(1)(ii)        ☐

Rule  15d-6                      ☐

Approximate number of holders of record as of the certification or notice date: Approximately 300

Pursuant to the requirements of the Securities Exchange Act of 1934 Nationwide Utilities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 1, 2011                                                       By: Sacha H. Spindler, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.